UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Syneron Medical Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Israel	N/A
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

Industrial Zone, Yokneam Illit 20692, P.O.B.	20692
550, Israel	(Zip Code)
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Rights to Purchase Ordinary Shares, par value NIS 0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:_____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A of Syneron Medical Ltd. (the "Registrant") is being filed to reflect the adoption of a shareholders rights plan by the Registrant that replaces the shareholders rights plan dated November 11, 2008, which has expired. Pursuant to the rights plan the board of directors of the Registrant (the "Board") declared a dividend of one special purchase right for each outstanding Ordinary Share, par value NIS 0.01 per share of the Registrant ("Ordinary Share").

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

A description of the ordinary shares of the Registrant is set forth under the caption "Description of Syneron Ordinary Shares" in the proxy statement/prospectus forming a part of the Registration Statement on Form F-4, as originally filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2009 (Registration No. 333-162698), including exhibits, and as may be subsequently amended from time to time (the “Registration Statement”), is hereby incorporated by reference.

The Board has adopted a shareholder rights plan, as set forth in the Rights Agreement, dated as of December 31, 2010, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”). Pursuant to the terms of the Rights Agreement, the Board declared a dividend of one right for each Ordinary Share held by shareholders of record as of the close of business on January 3, 2011 (a “Right”). Initially, these rights will not be exercisable and will trade with the Registrant's ordinary Shares. The dividend is payable on January 5, 2011 to the shareholders of record as of the close of business on January 3, 2011.

The Rights will initially trade with, and will be inseparable from, the Ordinary Shares. Each Right will allow its holder to purchase from the Registrant one and a quarter (1.25) Ordinary Shares, at the price of $0.01 per share, once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

          The Rights will not be exercisable until the earlier of the following (the “Distribution Date”):

•
10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Registrant's outstanding Ordinary Shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the Board; or

•
10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the Board) which, if completed, would result in that person or group becoming an Acquiring Person.

In addition, if, after a person acquires such ownership, the Registrant engages in a merger in which it is not the survivor or its Ordinary Shares are changed or exchanged, or the Registrant sells or transfers more than 50% of its assets or earning power, then each Right will generally entitle the holder, other than the Acquiring Person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of the Registrant’s shareholders is entitled to for each Ordinary Share of the Registrant it owns.

Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Registrants Ordinary Shares or, in the case of certificated shares, Ordinary Shares certificates, will evidence the Rights, and any transfer of Ordinary Shares will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the Ordinary Shares and will be evidenced solely by Rights certificates that the Registrant will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

    The Rights will expire on January 3, 2012, unless previously redeemed, or such later date as determined by the Board (so long as such determination is made prior to the earlier of the Distribution Date or January 3, 2012).

The Board may redeem the Rights for $0.0001 per Right at any time prior to 10 days after such time that any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Registrant has a stock split or stock dividends of the Registrant's Ordinary Shares.

          After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Registrant's outstanding ordinary shares, the Board may extinguish the Rights by exchanging one and a quarter (1.25) Ordinary Shares or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The Board may adjust the purchase price of the Ordinary Shares, and the number of Ordinary Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, a reclassification of the Ordinary Shares. No adjustments to the purchase price of the Ordinary Shares of less than 1% will be made.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company’s outstanding ordinary shares. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Item 2.                      Exhibits.

See Exhibit Index on the page immediately following the signature page, which exhibit index is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SYNERON MEDICAL LTD. By: : /s/ Louis Scafuri —————————————— Louis Scafuri Chief Executive Officer

Date: January 3, 2011

EXHIBIT INDEX

No.	Description

1.
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on May 7, 2008).

2.
Rights Agreement, dated as of December 31, 2010, between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).